AvidXchange Holdings, Inc.

1210 AvidXchange Lane

Charlotte, North Carolina 28206

October 12, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mr. Mitchell Austin Ms. Jan Woo Ms. Rebekah Lindsey Ms. Kathleen Collins

Re:	AvidXchange Holdings, Inc. Registration Statement on Form S-1 (File No. 333-259632) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-259632) (the “Registration Statement”) of AvidXchange Holdings, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 12, 2021, or as soon as practicable thereafter, or at such later time as our counsel, Paul Hastings LLP, may request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Paul Hastings LLP, by calling Teri O’Brien at (858) 458-3031 or Brandon Bortner at (202) 551-1840.

Thank you for your assistance in this matter.

Very truly yours,

AvidXchange Holdings, Inc.

By:	/s/ Michael Praeger
Michael Praeger
President and Chief Executive Officer

cc:	Joel Wilhite, AvidXchange Holdings, Inc.

Ryan Stahl, AvidXchange Holdings, Inc.

Teri O’Brien, Paul Hastings LLP

Brandon J. Bortner, Paul Hastings LLP

David Ambler, Cooley LLP

[Signature Page to Acceleration Request Letter (Company)]